UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

AOL INC.

(Name of Subject Company)

AOL INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00184X 105

(CUSIP Number of Class of Securities)

Julie M. Jacobs

General Counsel

22000 AOL Way

Dulles, VA 20166

(703) 265-1000

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

David E. Shapiro

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of certain communications relating to the proposed acquisition of AOL Inc. (“AOL” or the “Company”) by Verizon Communications Inc. (“Verizon”) pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of May 12, 2015, by and among AOL, Verizon and Hanks Acquisition Sub, Inc., a wholly owned subsidiary of Verizon (“Acquisition Sub”). These communications include, as described in more detail below:

•	A communication to clients from AOL; and

•	Certain news media articles and materials which AOL has posted on its intranet and/or distributed by email to its employees (including via hyperlink thereto).

Set forth below is a transcript of an interview held on May 12, 2015 on Bloomberg Television with Tim Armstrong, AOL’s Chairman and Chief Executive Officer.

Interviewer: AOL shares jumping on the news as being acquired by Verizon for 4.4 billion dollars, closing about 18% higher. Look at that jump. And the deal gives Verizon AOL’s two technologies, its streaming service and its mobile advertising capabilities. AOL’s Chairman and CEO Tim Armstrong joins me now for me along with Bloomberg’s editor-at-large, Cory Johnson. Tim, congratulations on the deal. Big day for you guys.

Tim Armstrong: Thank you very much. A very exciting day at AOL, and really excited to partner with Verizon, so it’s a big day all around.

Interviewer: So what’s your fate here as AOL gets merged with Verizon? We’ve been reading reports it will be its own entity there. How will you run it? How is your relationship with the Verizon CEO?

Tim Armstrong: Sure so, taking one step back. The deal is targeted at two main things, which is the $40 billion market and mobile, which will happen before 2020, and the $40 billion on OTT and online video. And the deal was kind of constructed around that. It started from conversations that we had between the teams. I sat down to lunch last year with Lowell, and we had a great discussion about where the future is going, and we started talking about operational things that lead to a deal, and really my role at the company will be to help drive the future of the businesses around advertising, digital content, and video overall inside of verizon, and I am committed to being there for extended times, multiple years. And I think we’re really excited to take our assets put them together with the Verizon’s assets, and we will be running a division of the company, which is really more in the future areas where they’re expecting to get growth from. We are a growth company and a growth group of talent, 4,500 people here who love to grow. I think we’ll bring a lot of energy and focus, and the Verizon people we have been very close to for a long time, we are very good partners with them, and we have been for five years, so we know their team well, and we are really excited to go over there, and we will be connecting the innovation group with Marty Waldon, and we are looking forward to getting the deal done and finalized, and I think this fall, we will have some exciting stuff to announce.

Interviewer: Tim, so let’s talk about some of those things. Your brand group, of course, is something that you get a lot of attention for. The consumer phasing part, and everyone knows whether it is Engadet or Tech Crunch or certainly The Huffington Post, but what is Verizon’s interest in that, and might we see the expression of those brands in different ways? You mentioned over the top and mobile and so on.

Tim Armstrong: Cory, as you know, we have basically been building brands that are global in nature, video centric and mobile centric, and Verizon has a great distribution platform, and those brands also have partners and distribution with other people across the internet. I think what you will see from our brands group is more investment in the brands, more investment in video and more investment in scaling the audiences. If you think about what AOL strategy has been the barbell of content and platform, Verizon has done the same thing on a more larger scale, NFL content and premium type content on one side, and you know, VDMS, distribution and video content delivery networks on the other side, so our strategies are actually similar. Verizon is a big believer in content. We are a big believer in content, so I think there is a bright, bright future here for both sides of the AOL business, which is content and platforms, and it mirrors what Verizon’s business is, so it’s very exciting.

Interviewer: I would not have thought of the NFL and The Huffington Post as perfect mirrors but that does make some sense. I wonder when you look also at the platform business because this is something I think that has been happening somewhat under the radar with what you guys have done in terms of acquiring a full stack of everything an advertiser needs, from the minute they’ve got an idea of the ad they want, to wanting to know where the ad is going to go, and wanting to measuring how well it did. Did the completion of that stack and even the last quarter’s results; do you think that spurred this deal and the timing of this deal?

Tim Armstrong: No, the deal, we were already working on it, and I think the results we showed in Q1 were really strong but Verizon, I think, knew where what our assets were and what their strategy was. I do not think this deal was predicated on individual day of trading or individual results. It was predicated on the assets and their strategy were, and the other thing I would really point to, which I think is a big part of the deal on a go-forward basis is when you look at the results that we did show, a lot of them point to video, mobile, the things that we said this deal is about, so we have the proof points in our business. Verizon, obviously, is a much larger company with much larger success in terms of distributing content and ads and services to consumers, but you’re taking one of the largest internet companies in AOL and one of the largest companies in the world with Verizon and putting them together, and it’s going to create our ability to get a chair at the real big table in the industry, and AOL has done a good job building our company out but for us to get to the real big table, this is an opportunity to do it, and that is why we are doing the deal with Verizon.

Interviewer: Tim, your stock obviously jumped on the news, now over the purchase price. What’s the probability of other buyers or bidders coming in here?

Tim Armstrong: My focus and concern right now is basically running the company day to day, integrating and planning with Verizon in terms of getting ready for the deal to close, and I think as any company does, there is a responsibility to shareholders, but I think we have done a very good job fulfilling our responsibility to shareholders with a deal, and our stock the last five years has beaten the S&P 500. We’ve turned the company around, we’ve got great talent. The investors got really what they have paid for in AOL, and going forward, if someone else wants to get involved, that will happen, but that is not our plan, and our plan is to make sure that we deliver what shareholders are getting in this deal and then deliver for Verizon over the next five years.

Set forth below is a copy of a Media Post article published on May 12, 2015 regarding the proposed transaction with Verizon.

Verizon, AOL Acquisition Seen As Boon For Mobile, Search

by Laurie Sullivan

Search, digital advertising, video content and mobile are the seeds sowing the relationship between Verizon and AOL. The telecommunications company on Tuesday said it signed an agreement to purchase AOL for an estimated value of about $4.4 billion.

Advertisers and their agency partners seem positive about the alliance.

“Search as a behavior is at the center of this, as it’s still the means by which I discover my content and videos OTT,” said Rob Griffin, EVP of Media Futures & Innovation at Havas Media Group N.A. “Given AOL’s tech and content, plus Verizon’s FIOS and streaming desires, I think this makes a lot of sense,” he said. “AOL also still has rural dial-up customers. If Verizon can offer them better pipes, this would expand their footprint.”

Google sites led the U.S. explicit core search market in March 2015 with 64.4% market share; followed by Microsoft with 20.1%; Yahoo, 12.7%; Ask Network 1.8%; and AOL, 1.1%, according to comScore.

Despite AOL’s lag in search query market share, marketers see opportunities for Verizon to become a major influence in mobile marketing and advertising with support from AOL’s ad products and technology.

In April, AOL released three apps for Apple Watch, now available for download in more than 150 countries. Mobile advertising worldwide reached $42.63 billion in 2014 and is expected to increase 61% to reach $68.7 billion in 2015, per eMarketer. Google owned 38.2% worldwide market share last year, with Facebook grabbing 17.4%.

Another brand advertiser views the pending acquisition as “good news.” Video and content will play a major role. “Another competitor to Google and Facebook, with a platform for advertising and particularly video advertising, is a good thing,” said one source. “It will be particularly useful if the brand is interested in reaching the type of audiences that that AOL-Verizon can reach. AOL still has about 2 million subscribers, plus the reach of its online marketing content.”

U.S. adults, on average, will spend 76 minutes daily watching video on digital devices in 2015, including PCs, tablets, smartphones and OTT devices, according to eMarketer estimates.

Digital video advertising should increase 33.8% to $7.77 billion in 2015, up from $5.81 billion in 2014, according to eMarketer. The data firm estimates marketers will purchase 28%, or $2.12 billion, of all digital video ads via programmatic this year.

In 2016, programmatic will account for 40% of the U.S. digital video ad market, estimated eMarketer. Mobile video ad spending will reach $2.62 billion this year in the U.S. In April 2015, AOL launched ONE, a programmatic platform enabling marketers to optimize against campaign goals across all screens, formats and inventory types.

One point not addressed: how the technology behind AOL will support Verizon’s push into the Internet of Things. It may be too early to know how AOL’s technology expertise will support Verizon Wireless’ move into IoT, but the company believes the agreement will create a growth platform from for consumers and businesses.

Set forth below is a transcript of an interview held on May 12, 2015 on HuffPost Live with Tim Armstrong, AOL’s Chairman and Chief Executive Officer, regarding the proposed transaction with Verizon.

Interviewer: AOL announced today that it will be acquired by Verizon. The $4.4 billion all-cash deal between the telecom giant and the owner of The Huffington Post will be completed this summer pending regulatory approvals. What will this deal really mean for AOL’s future and of course, the future of HuffPo? I’m joined now by AOL’s CEO, Tim Armstrong. Tim, thanks for joining us.

Tim Armstrong: Proud to be on.

Interviewer: Congratulations, this is a big day. I’m sure you’ve been waiting for a while to make this announcement. Tell us what it really means.

Tim Armstrong: There are two things it really means. One: you know, consumers are going to use mobile phones and OTT services and really programs like HuffPost Live more and more and more, so this gives us ability to take brands we have today and the content we have and get it out to more people. Across the world there are roughly two billion people with smart phones today, there will be four billion in the next four years so it’s a huge opportunity to scale that. And on the business side of the business, we are able to take our advertising services and get them Verizon has 1.5 billion connected devices in the world, they touch about 70% of the internet traffic, so it allows us to scale our business, which we’ve done a nice job turning around and getting it to a place where it’s growing, to really get more into a super scale mechanism. So we’re really excited about it.

Interviewer: I’m going to read something you wrote in a note to all AOL employees today. “If there is one key to our journey to building the largest digital media platform in the world, it is mobile, Mobile will represent 80% of consumers’ media consumption in the coming years and if we are going to lead, we need to lead in mobile” So, how does this work? Does Verizon receive all of AOL’s video content, makes sure it gets on the mobile devices? Give us the breakdown.

Tim Armstrong: Logistically, the way it works today, a corporation like AOL that owns the Huffington Post, you know what we basically do is try to find the world’s best talent and give it the world’s best distribution and in general we’ve done that online. HuffPost has gone from 20 million viewers to over 200 million in the course of being with AOL. And I think the same thing is going to be true with Verizon which is, Verizon wants to serve the best content brands, the best consumer experiences, they have a huge deal with the NFL where they distribute live games from the NFL so you know if you’re a consumer of Verizon’s or a consumer of other wireless carriers, we want to have HuffPost Live we’ll definitely get through the Verizon network, but then at a larger network level, Verizon has partnerships with almost every other carrier in terms of providing services or content management, delivery systems, so this is, very simply put, content and advertising to a much wider and much more mobile audience. And audience segments as you know, the younger you get, the higher percent of content that they consume on mobile. If you look at someone who’s in my age or above versus somebody who’s 16 or 17, the differences are pretty dramatic. There’s a 40-50 percent swing in the amount of mobile content that they consume, so this deal is really about the future. AOL has a long history with the internet and now we’re going to have a long history with mobile and that’s why we’re excited about it and Verizon’s really excited about it. They’ve been big investors in content and big investors in platforms, same as us, so it’s really a meeting of the minds on that front.

Interviewer: Now of course, everyone’s a critic and there have been some dial-up jokes made out there if you’ve looked on Twitter or let just show you this tweet that just came in from Donald Trump. It says “What a stupid deal for Verizon to buy AOL for $4.4 billion. AOL has been bad luck for everyone who touched it. Worth less than $1 billion!”

Tim Armstrong: First off, I’m a fan of the Donald and I know the Donald’s children but I’m taking from that tweet that he probably wasn’t an investor so next time Donald can invest alongside of us with Verizon and we’ll make him a happy camper and he’ll be happy on Twitter next time we do a deal.

Interviewer: I’m thinking he might just be a little bitter.

Tim Armstrong: He might be, he might be.

Interviewer: Now I also want to play a little clip and this is something you said about the Q4 earnings, all hands meeting. Maybe it’s a little self-congratulatory but take a listen and we’ll talk about it when we come back.

[Video clip Tim Armstrong: When Arianna and her team came into AOL we had conversations saying ‘What are the things we want to invest in for the future and what will keep making the Huffington Post awesome.’ And Arianna said international and video and I just pull up one thing here which is in the first year we invested $20 million in HuffPost Live overall from scratch, no plans, no studio over there. That place looked different, you know where it is in New York right now and I think HuffPost Live is a great example of something this company is great at if you put the muscle and resources and creativity and brainpower behind, and that $15 million we’re going to spend in 2015 we should have a lot more things that look like Huffington Post live.]

Interviewer: By self-congratulatory I meant for us, but the thing is there are so many questions our fans and viewers want to know. I’ve got a comment here from Boring Fileclerk who is watching us now and he says “What will this deal mean for the future of Huffington Post and Huffpo Live?”

Tim Armstrong: I think it means, well before I answer that let me just say something about the HuffPost Live. I think Roy Sekoff and the team, you guys have all taken a risk to come here and really change the format of how video is going to be seen online and really the first live cable channel and I think it’s that type of innovation and pioneering spirit what’s going to create the future of video overall. I’d be surprised in a few years if HuffPost isn’t on every screen in the world and hopefully in every country in the world and I think that question about what this deal means for HuffPost and HuffPost Live really comes down to if you believe that mobile and mobile video is the future of content consumption, and HuffPost Live is one of the best brands in the world, and I believe that, I think HuffPost might be the most valuable digital brand in the world at this point, then the combination of Verizon and AOL and HuffPost will create singularly maybe the largest mobile platform for HuffPost and HuffPost distribution and I think that will lead to more consumers seeing it and more audience, more business success and ability to invest in HuffPost Live. I’m very bullish on the future of HuffPost Live and Roy knows this, I’ve said this, I’m a super-fan of Roy and his creativity that he took to build HuffPost Live and what you guys have all accomplished so you just won another Webbie award, third in a row, so look I’m a disruptive investor, I’m a risk taker, and the HuffPost Live is something we took a risk on, you guys took a risk on, and I think it has a huge – it’s only to get bigger with the Verizon deal and that’s something we couldn’t replicate on our own. And that’s why we did the deal.

Interviewer: We’re glad to hear that. Of course there’s a lot of speculation though about the Huffington Post and people have been writing about this today too. Kara Swisher today said “According to numerous sources, while it has been negotiating its deal to sell to Verizon, AOL has also been in advanced discussions with a number of parties to spin off its flagship Huffington Post content unit.” Now your answer has been to stay tuned over the summer, but tell us now, we don’t want to stay tuned until the summer.

Tim Armstrong: You know, let me be clear about it. My job as CEO is to basically make sure we build the strongest company we possibly can. The Huffington Post will always be a cornerstone of AOL and I think from a partnership perspective I’ve been out talking to partners and Arianna’s spoken to partners, our business dev and corp dev teams have been talking to partners on how do we make the biggest scale happen in the Huffington Post and I think the Verizon deal allows us to accomplish many of the things we were talking about doing with other partners in terms of scaling HuffPost so I would say AOL will always be an owner of HuffPost, Verizon will be an owner of HuffPost. It doesn’t mean we won’t do partnerships with other people. The Huffington Post will be here and it will be part of the company and I think from the standpoint of what we’re excited about I think all the partners we talked to were excited about HuffPost and we want to be a meaningful part of the HuffPost growth in the future. We have been so far and I think we’ll do whatever it takes to get the Huffington Post to grow and I’m open as long as the outcome is the HuffPost becomes the largest single media brand in the world. I will do anything in the course of time to make sure that happens and the Verizon deal is part of that. There’s other partners who can help us get there, we’ll certainly do that as well so we’re interested in growing.

Interviewer: One of the questions that always comes along with something like this is too when you are dealing with media companies and acquisitions, mergers, anything like that, is editorial freedom. Then people have to wonder, will Verizon then have say over editorial? We do a lot of coverage on something like net neutrality that you know Verizon has a position on, they’re very open on. Is that going to change at all?

Tim Armstrong: I think it’s interesting that the Huffington Post has been inside AOL and you know many of the other media brands are within corporations. I think you won’t keep the talent at a company if you don’t give it independence. And number two on the editorial side, and number two is Verizon is setting this up as a separate structure within Verizon so I think it will operate the way it does today. I just did an interview with our sister property TechCrunch and this question came up and I said to the reporter Anthony, ‘Anthony has anyone ever called you from AOL on editorial issues or told you what to do’ and he said ‘No’ and I said ‘Do you believe that we’ve done a good job with independence with editorial?’ and he said ‘Yes I’ve never gotten called.’ So I think the same thing is probably true at the Huffington Post. I can’t think of any time during the time we’ve owned the Huffington Post where anyone’s ever said anything about the editorial there. And by the way, the Huffington Post covers us also, our own corporation. I think if you’re going to be in the business of media and you’re going to be a media owner and investor, you have to sign up for editorial independence and I think Verizon understands that. They’re really big investors in our content now and we’ve been big investors in content so I think you’re dealing with two corporations that believe in the future of content and believe in editorial independence and I don’t think we actually would have done the deal if that weren’t the case so I think we love our brands so much. We never want to do anything to limit their scale or size or really the talent. All these businesses come down to talent and you wouldn’t be sitting in that chair if you weren’t talented and I think that’s a huge piece of what this company’s about. If you walk around our offices, we have some of the most talented people in the industry here and a lot of it is because people have freedom to do their work and do a great job at it.

Interviewer: Well thank you, first of all. As journalists, we are happy to hear that because that is what matters ultimately, editorial independence and freedom. Now we got a question coming in from Periscope because not only are we live on HuffPost Live but we are also streaming on Periscope and so this one says “Why was it purchased? What is the advantage?”

Tim Armstrong: So we had a choice as a company. We had just gotten through five years where we outperformed the S&P 500, we’ve grown our brands, they’re global brands, and over the next five years we had a choice, do we go it alone or do we partner? And if we went into it alone, it would take a really significant amount of investment for us to get to the scale I wanted to get to, and from a patience standpoint, investors may or may not have had the patience to go on the level of investment we needed to take versus the Verizon deal which had all of the attributes we were looking to do as a standalone but with one package and one company and really with somebody who actually has a very similar vision of where their future is going. The same way the HuffPost decided to come to AOL, AOL is deciding to go to Verizon and I think the outcomes will be the same. You’ll get a really good outcome for the business and the brands and the ad systems and all those other things and I think at the end of the day it’s probably also right at the frontend of the fundamental changes that are happening in media. I think we’re probably in for the next two to three years in the series of the largest platform shift in media since the internet started and you’re seeing TV starting to get hit a little bit. You’re seeing it in how some of the bigger deals are coming together now like our deal today. So you know I think two or three years from now we’ll have one of the biggest chairs in the industry and it will be mobile chair so it’s really a powerful deal and I think the advantage for us is I want the Huffington Post to be seen by every person on the planet and the best way to do that is to get on every distribution network on the planet and Verizon has one of those distribution powers overall so it’s a huge advantage.

Interviewer: Do you have any concern that this won’t pass regulatory scrutiny?

Tim Armstrong: No, I think from the regulatory side, this deal from what our advisors have said and what our lawyers have said should get through regulatory and we’re obviously going to follow those processes closely but you know I think this is an approve-able deal and a deal that both companies entered into with that same question you asked me and I think both companies were satisfied that this is a deal that makes a lot of sense and probably wouldn’t have a tremendous amount of regulatory issues. I think it’s a great deal overall.

Set forth below is a copy of a Reuters article published May 12, 2015 regarding the proposed transaction with Verizon.

Verizon to buy AOL in $4.4 billion mobile video push

By Jennifer Saba, Devika Krishna Kumar and Abhirup Roy

Verizon Communications Inc (VZ.N) is buying AOL Inc (AOL.N) in a $4.4 billion bet that a push into mobile video and targeted advertising can help the biggest U.S. telecommunications company find new growth avenues.

AOL and its properties, including the Huffington Post, TechCrunch and Engadget websites, would become a Verizon subsidiary, with AOL Chief Executive Officer Tim Armstrong staying in his job. The companies announced the deal on Tuesday.

Armstrong, who has been building up AOL’s expertise in technology for placing text and video ads on mobile phones, sees mobile representing 80 percent of media consumption in coming years.

“If we are going to lead, we need to lead in mobile,” Armstrong said in a memo to employees on Tuesday.

Global revenue from online video ads is forecast reaching $19 billion by 2017 from about $11 billion last year, cutting into television ad revenue, according to research firm IHS.

Verizon has over 100 million mobile consumers, content deals with the likes of the National Football League and “a meaningful strategy” in mobile video, Armstrong said.

It will need to buy telecommunications spectrum aggressively to accommodate rising mobile video traffic.

For Wall Street, the deal is about the technology. “AOL’s ad-tech offering has been driving its growth for some time now as the Internet business has faded,” Dan Ridsdale, an analyst at Edison Investment Research, said in a note to clients. “This acquisition is aimed at enabling Verizon to maximize its revenues from mobile video.”

Verizon, which last year bought the assets of OnCue, Intel’s (INTC.O) Internet-based TV platform, has been building a video streaming product to expand beyond slow-growth wireless services.

Verizon’s $50-per-share offer represents a premium of 17.4 percent to AOL’s Monday close. AOL shares jumped 18.4 percent to $50.41, while Dow Jones industrials component Verizon dipped 0.4 percent to $49.63.

Armstrong told Reuters that talks between Verizon and AOL started last year. He met with Verizon CEO Lowell McAdam last July about how to further their partnership.

Armstrong said he has a multiyear commitment to stay with Verizon and run AOL as a separate division but declined to give further details.

“GETTING A HODGEPODGE”

The proposed acquisition was the latest example of how established telecommunications companies look to make deals to jump-start growth as mobile phone expansion slows. AT&T Inc (T.N), the second biggest U.S. telecom company, is also betting on video, agreeing to buy No. 1 U.S. satellite TV provider DirecTV (DTV.O), for $48.5 billion. The deal is pending.

Advertising has become a major revenue stream for AOL, helped by the acquisition of automated advertising platforms such as Adap.tv. Demand for the real-time bidding platform that helps advertisers place video and display ads helped AOL beat sales and profit forecasts in its most recent quarter.

For AOL, the deal caps a years-long period of reinvention into an advertising technology company.

At the peak of the dot-com boom, AOL, whose dial-up Internet service once counted tens of millions of subscribers, used its elevated stock price to buy conglomerate Time Warner Inc (TWX.N) in one of the most disastrous corporate mergers in history.

Spun off from Time Warner in 2009, AOL shares returned to the New York Stock Exchange, opening at $27 in November 2009.

The Verizon bid values AOL below its January 2014 high of $53.28. Shares have fallen in three of the last five quarters but are well above last year’s low of $32.31, leading some analysts to question whether Verizon was overpaying.

“There’s the question of whether there is truly an advantage in owning all of this themselves,” said Craig Moffett of media research firm MoffettNathanson. “They are getting a hodgepodge of ancillary assets that may be as much a distraction as a benefit.”

AOL has held talks to spin off Huffington Post as part of the Verizon deal, potentially valuing the news and commentary website at $1 billion, technology news site Re/code reported Tuesday, citing sources.

Verizon viewed Huffington Post and the media brands as an attractive part of the AOL deal and has no immediate plans to sell them or spin them off, a source familiar with the matter said.

Verizon was showing signs of desperation as its core wireless business comes under pressure, Macquarie Capital analysts wrote in a note.

“We feel that Verizon paid a hefty price... for what we believe to be an unproven programmatic ad-tech platform in the nascent video ad-tech space,” they said.

Verizon said it expects the deal, which includes about $300 million in AOL debt, to close this summer.

LionTree Advisors, Weil Gotshal & Manges and Guggenheim Partners advised Verizon. AOL’s advisers were Allen & Co Llc and Wachtell Lipton Rosen & Katz.

Set forth below is a copy of an article published on www.thedrum.com on May 12, 2015 regarding the proposed transaction with Verizon.

Verizon snaps up AOL for $4.4bn creating media technology powerhouse

Verizon has acquired AOL for the sum of $4.4bn - a move which will give the company the scale to rival that of Google and Facebook.

The US telecom giant today (12 May) picked up AOL - which is set to become a subsidiary of Verizon - to forward its digital content and advertising capabilities.

The combination of the two companies creates a powerhouse in mobile, video, social and programmatic platofms, with Verizon leading in mobile and mobile video and AOL strong in video and programmatic advertising, the latter of which saw an 80 per cent surge in revenues in the first quarter of 2015.

The bundling of Verizon and AOL creates a powerful platform for the unbundling of media. Content and ads will be heavily implemented with Verizon’s extensive internet of things platform, supplementing growth in its LTE wireless video and OTT (over-the-top video).

Lowell McAdam, Verizon chairman and chief executive, said: “Verizon’s vision is to provide customers with a premium digital experience based on a global multiscreen network platform. This acquisition supports our strategy to provide a cross-screen connection for consumers, creators and advertisers to deliver that premium customer experience.”

“AOL has once again become a digital trailblazer, and we are excited at the prospect of charting a new course together in the digitally connected world.

Tim Armstrong, AOL chairman and chief executive, added: “Verizon is a leader in mobile and OTT connected platforms, and the combination of Verizon and AOL creates a unique and scaled mobile and OTT media platform for creators, consumers and advertisers.

“The visions of Verizon and AOL are shared; the companies have existing successful partnerships, and we are excited to work with the team at Verizon to create the next generation of media through mobile and video.”

The firm said the acquisition was part of a wider strategy to invest in emerging technology that “taps into the market shift to digital content and advertising”.

AOL assets currently include the Huffington Post, TechCrunch, Engadget, Makers and AOL.com.

The purchase follows AOL unveiling a strong video line-up in March at its NewsFront, underlining its OTT potential.

Set forth below is a copy of an article published on www.adweek.com on May 12, 2015 regarding the proposed transaction with Verizon.

Here’s Why AOL Is Poised to Take On Facebook and Google

Industry welcomes the competition

By Garrett Sloane

What do you get when you combine the one-time champion of dial-up and the current wireless subscription leader? You get an advertising technology player that could compete more closely with Facebook and Google, according to top industry leaders.

On its surface, today’s Verizon offer—$4.4 billion—for AOL looks like a bid to own a lineup of compelling digital properties—Huffington Post, TechCrunch, Web video productions and other content offerings. Underneath it all, of course, is advertising technology that AOL’s Tim Armstrong has invested in for years, allowing the company to deliver ads for desktop, mobile and TV.

Now, AOL will have another potential advantage if it can incorporate consumer information that only Verizon Wireless owns, namely billing and household data that is ripe for targeted advertising.

“Verizon has information that no one else has on all these devices—what people are downloading and how they’re behaving—they have this large, captive audience” said Sivan Metzger, svp of business development at Kenshoo. “And AOL has been building the technology to leverage third-party data, so connecting to a giant player like Verizon, with great reach and accurate data, is unprecedented.”

Verizon Wireless counts 109 million subscribers. It also has FIOS television and Internet, and now it can distribute AOL’s digital content to all these screens. Ad tech experts said Verizon could act as a data pipeline for AOL’s adverting business, which could now access consumer profiles and device IDs to deliver more effective marketing.

A Verizon-AOL union opens opportunities to advertise on smartphones, on desktops and through its television boxes.

“This is a mobile deal front and center, but there are some interesting applications,” said Gian LaVecchia, MEC managing partner and head of digital content marketing in North America. “We’ll start seeing [television] ad delivery. In this new world you want to deliver messages that are connected and sequenced across screens, and companies like Verizon and AOL are now uniquely positioned to fulfill on that goal.”

In the past year, AOL built its One platform, billed as its answer to Facebook’s people-based marketing machine. That was the social network’s big advertising advancement, taking all it knows about people using their true identities and allowing brands to target them on laptops and mobile devices. And the move plugged Facebook’s ad network into outside digital properties, as well.

Facebook became the fastest-growing force in mobile advertising, and Google is still the largest. Now, a Verizon-AOL tie-up, pending regulatory approval, would create a formidable third option.

“This is an opportunity to have another major player at the table,” said Scott Ferber, CEO of Videology. “Facebook and Google are so dominant. It’s really important to develop and have alternatives for brands and agencies.”

Industry observers expect to see a lot more deals like this one, with telecom rivals AT&T, Sprint and T-Mobile also needing an entry into mobile advertising technology. The wireless providers are all plugged into big subscriber bases with potentially powerful insights about their consumers.

Of course, the Verizon deal depends on regulatory approval, which will likely come with some scrutiny into how it plans to use consumer data, according to sources. It’s important to remember that Verizon has faced criticism for data practices in the past. Earlier this year, it was called out for placing “super cookies” that persisted on users’ devices, even after a person tried to delete them, and they kept track of Web browsing habits. Verizon has since altered its policies on how it deploys these tracking codes.

Also, the ultimate success of Verizon’s AOL pickup depends on how well these two companies can mesh technologically and culturally. No one predicts an overnight ability to match the kind of innovation Facebook and Google have brought to data-driven mobile advertising.

“Facebook and Google’s ambition is unprecedented with ridiculous new product innovations every day,” LaVecchia said. “Verizon and AOL are not in a position to do that yet.”

Set forth below is a copy of a Media Post article published on May 12, 2015 regarding the proposed transaction with Verizon.

Verizon, AOL Acquisition Seen As Boon For Mobile, Search

by Laurie Sullivan

Search, digital advertising, video content and mobile are the seeds sowing the relationship between Verizon and AOL. The telecommunications company on Tuesday said it signed an agreement to purchase AOL for an estimated value of about $4.4 billion.

Advertisers and their agency partners seem positive about the alliance.

“Search as a behavior is at the center of this, as it’s still the means by which I discover my content and videos OTT,” said Rob Griffin, EVP of Media Futures & Innovation at Havas Media Group N.A. “Given AOL’s tech and content, plus Verizon’s FIOS and streaming desires, I think this makes a lot of sense,” he said. “AOL also still has rural dial-up customers. If Verizon can offer them better pipes, this would expand their footprint.”

Google sites led the U.S. explicit core search market in March 2015 with 64.4% market share; followed by Microsoft with 20.1%; Yahoo, 12.7%; Ask Network 1.8%; and AOL, 1.1%, according to comScore.

Despite AOL’s lag in search query market share, marketers see opportunities for Verizon to become a major influence in mobile marketing and advertising with support from AOL’s ad products and technology.

In April, AOL released three apps for Apple Watch, now available for download in more than 150 countries. Mobile advertising worldwide reached $42.63 billion in 2014 and is expected to increase 61% to reach $68.7 billion in 2015, per eMarketer. Google owned 38.2% worldwide market share last year, with Facebook grabbing 17.4%.

Another brand advertiser views the pending acquisition as “good news.” Video and content will play a major role. “Another competitor to Google and Facebook, with a platform for advertising and particularly video advertising, is a good thing,” said one source. “It will be particularly useful if the brand is interested in reaching the type of audiences that that AOL-Verizon can reach. AOL still has about 2 million subscribers, plus the reach of its online marketing content.”

U.S. adults, on average, will spend 76 minutes daily watching video on digital devices in 2015, including PCs, tablets, smartphones and OTT devices, according to eMarketer estimates.

Digital video advertising should increase 33.8% to $7.77 billion in 2015, up from $5.81 billion in 2014, according to eMarketer. The data firm estimates marketers will purchase 28%, or $2.12 billion, of all digital video ads via programmatic this year.

In 2016, programmatic will account for 40% of the U.S. digital video ad market, estimated eMarketer. Mobile video ad spending will reach $2.62 billion this year in the U.S. In April 2015, AOL launched ONE, a programmatic platform enabling marketers to optimize against campaign goals across all screens, formats and inventory types.

One point not addressed: how the technology behind AOL will support Verizon’s push into the Internet of Things. It may be too early to know how AOL’s technology expertise will support Verizon Wireless’ move into IoT, but the company believes the agreement will create a growth platform from for consumers and businesses.

Set forth below is a copy of an Associated Press article published on May 12, 2015 regarding the proposed transaction with Verizon.

Verizon Buying AOL for $4.4 Billion

Verizon is buying AOL for about $4.4 billion, advancing the telecom’s push in both mobile and advertising fields.

The acquisition gives Verizon an entry into increasingly competitive online and mobile video. The New York company is the country’s largest wireless carrier as well as an Internet and TV provider -; and wireless video and targeted advertising is seen as the next battleground for customers.

The move comes as the media landscape is increasingly being disrupted on several fronts as more TV watchers stream shows online and through their smartphones and tablets. AOL offers an advertising sales and display network that made it an acquisition target.

“AOL’s focus on unifying the advertising experience across display, video, mobile and TV makes it an attractive asset because advertisers are looking for better ways to reach their audience across screens,” said Lauren Fisher, analyst at eMarketer. “Coupled with Verizon’s existing mobile (and streaming video) presence, the companies’ combined ad offerings mean massive cross-screen reach with much richer audience data.”

Increasingly, companies like Verizon and Google are looking to connect together the video and other content viewers want, the digital “pipes” that deliver the content and the advertising networks that support it. Verizon said last month that it was preparing to launch a video service over the summer for mobile devices. It also recently began offering various levels of cable service rather than one big cable package, which has been the norm.

That has put Verizon at odds with major content companies like ESPN as it sees more customers cut the cord in favor of video that is streamed online.

Verizon will gain access to AOL’s advanced advertising technology, including its “One by AOL” integrated platform. AOL reported a 7 percent boost in revenue during its first quarter, mainly on strong global advertising sales.

It also gains control over significant AOL content, including cultural and political website The Huffington Post, and also TechCrunch. AOL is the nation’s fourth-largest online property with about 200 million monthly consumers of its premium brands, according to its website.

Verizon Communications Inc. will pay $50 in cash for each share of AOL Inc., also based in New York, a 15 percent premium to its closing price on Monday.

“Verizon’s vision is to provide customers with a premium digital experience based on a global multiscreen network platform,” said chairman and CEO Lowell McAdam in a printed statement.

The deal is expected to close this summer. Tim Armstrong, AOL chairman and CEO, will continue to lead that company.

Verizon has 108.6 million wireless customers, 5.7 million FiOS video subscribers and 6.7 million Internet subscribers. It operates in 150 countries.

During its most recent quarter, it saw wireless subscribers grow by 4.8 percent, while FiOS Internet customers grew 36 percent. FiOS cable customers grew 58 percent.

AOL has evolved since its early days as an Internet company with the familiar phrase “You’ve got mail.” It started out as Quantum Computer Services in 1985 and was renamed America Online in 1991. By 1996, it reached 5 million members.

As AOL grew larger, it began to make acquisitions. It purchased CompuServe and ICQ in 1998 and Moviefone and Netscape the next year. In 2000, it acquired MapQuest. A year after the MapQuest purchase, AOL merged with Time Warner to form AOL Time Warner. The deal with Time Warner would come to be considered one of the most disastrous business combinations in history after failing to gel.

The company changed its name from America Online to AOL during that time. In 2009 AOL was spun off from Time Warner, becoming an independent, publicly traded company.

Set forth below is a copy of an article and a transcript of an associated video published on www.CNBC.com on May 12, 2015.

Article:

AOL & Verizon are about to crack the code on this

By Abigail Stevenson

Sometimes we make picking stocks much more difficult than it needs to be. Jim Cramer saw a classic case of this scenario with AOL and Verizon.

On Tuesday morning, Verizon announced that it would be buying AOL for $4.4 billion, or $50 a share. (Tweet This) And despite the fact that last week AOL reported an amazing quarter that showed all of CEO Tim Armstrong’s hard work paying off, Wall Street still wanted nothing to do with the stock even though the positives were staring at it right in the face.

AOL proved that it has reinvented itself, with a transformation from an old dial-up internet provider into a company with various attractive online properties. These include the Huffington Post, TechCrunch and Engadget websites, which would help to give Verizon the edge in video that it is looking for.

Cramer is always looking for companies that have products that work on a cellphone at least as well as they do on desktop. This is the primary reason why he is a believer in both Facebook, and also believes that Twitter might be able to figure out how to monetize itself and why Yelp will ultimately be taken over.

“It is also why I had such high hopes for AOL after its latest quarter when I saw how mobile was truly taking off for them, including mobile video,” Cramer said.

In the company’s release Armstrong shared how AOL has managed to grow its consumer base strongly, especially in the area of video, mobile and programmatic advertising. This might sound like typical CEO conference call jargon to some, but Cramer recognized that perhaps AOL is on its way to be a real alternative to Google when it comes to advertising technology that works with video.

So then what happened?

An analyst from the research firm CLSA downgraded the stock to a sell from a hold, based on the rapidly declining AOL desktop business, and the reasoning that its aggressive promotional tactics from the quarter’s strength are not sustainable. Yikes!

However, the CEO of Verizon, Lowell McAdam didn’t let that deter his opinion on AOL. He didn’t care about the declining desktop business, because he is all about mobile and he realized that AOL held value from its online video. This was perfect for the wireless provider that is looking to expand into content and production.

“Sometimes you just have to believe. You have to trust,” Cramer added.

While AOL made a compelling case on its conference call, it was quickly torn down by Wall Street research. Fortunately, McAdam ignored those sirens and the shareholders who believed in Armstrong are all richer for trusting the man who saved AOL.

Video Transcript:

Jim Cramer: You want to know why this business of picking stocks can be so darn hard? Well a major reason is that people are so cynical about everything, even when the positives are downright self-evident. Take AOL, which was up over 18% today from its takeover bid from Verizon. Lat week AOL reported an excellent quarter, that showed you how all of CEO Tim Armstrong’s work is starting to pay off. The company has reinvented itself, going from a profitless dial-up internet provider to a profitable company with terrific online properties, including The Huffington Post as well as one of the best search systems on the web, an incredible advertising technology that works fabulously with video. I’m always looking for companies with products that work at least as well on your cell phone, if not better, as they do on your desktop. That’s why I remain devoted to the stock of Facebook, which is much better on cell phone than it is on the computer. That’s why I think Twitter can someday be monetized if they can only figure out a

Set forth below is a copy of a communication to clients distributed by AOL regarding the proposed transaction with Verizon.

Today is a very proud day for all of us here at AOL - as you may have read in the press, we announced this morning that Verizon is acquiring AOL.

Over the last 5 years, we have returned AOL to growth and outperformed the market (+150% since spin) by investing in the future of content, video and programmatic platforms. We now have the opportunity to turn our efforts and assets to a broader market with an exponentially larger opportunity through the combination of Verizon and AOL, which will create the company best positioned for the next generation of mobile and video. The new entity will combine world-class media and world-class technology across every device.

We believe this move will game change our ability to out-perform against your expectations as consumers continue to disrupt legacy consumption and viewership habits. Right out of the gate, here’s what we will soon be able to bring to you:

Massive scale in addressable cross-screen audience & data (over 1.5B PCs, TVs & mobile devices touching 70% of U.S. Internet traffic.)

•	Access to a larger premium, mobile and video-led content library

•	Deeper content marketing solutions

•	Accelerated investment in programmatic products and features

•	Increased monetization opportunities

It is an exciting continuation of our Culture and Code journey – now with greater scale, more resources and assets. On behalf of everyone at AOL and Verizon, we are thrilled to partner with you every step of the way.

Thanks as always for your continued partnership and support.

All my best,

Tim Armstrong

way to charge for all the promotions of individuals and companies get pretty much gratis. They could be profitable by the way if they just find the trolls that attack me every day. That’s also why I believe Yelp will be taken over because its mobile app is just so useful. It’s also why I had such high hopes for AOL after its latest quarter, when I saw how mobile was truly taking off for them, including mobile video. Gone were any of the losses from Patch, the excellent but sadly profit-less online local news platform. Instead you saw some nascent signs that the company was truly back on the growth path, excellent cash generation. As Armstrong wrote in the first line of his release, and I quote, “AOL grew its consumer base strongly and saw continued strength in video, mobile and programmatic advertising while we also updated the structure and capabilities of the company. AOL,” he went on, “continues to grow in strength and we are on a mission to scale the first media technology company of the internet and mobile age.” End quote. Normally that sounds like typical, cynical public relations hyperbole, but if you listen to the companies who actually did the work, you recognize that AOL is the first company that may actually be a real competitor to Google when it comes to sophisticated advertising technology that melds with online video. In other words, Armstrong has truly cracked the code for how to make money from video online and the stock rallied 10% in the quarter. But what happened next? Yesterday, one of the more important analysts out there, an individual from the research firm CLSA downgrades the stock from a hold to a sell, talking about how AOL’s desktop business is declining rapidly and the quarter strength was furthered by aggressive promotional one-off tactics that may not be sustainable. Yesterday he takes it to a – yesterday. Believe me if you read this report, you would have sold this stock nine ways to Sunday, subtracted value. You know what though, who obviously may not have read the report? Or if he did, he scoffed at it? Lowell McAdam, the CEO of Verizon, because today Verizon bid $50, all cash, for AOL, fully 11 bucks higher than it was before the quarter. Verizon didn’t sell the stock-like CLSA wanted, it bought the stock. Now, Verizon didn’t care about the declining desktop because it’s all about mobile anyway. It recognized that AOL figured out how to make money from online videos, something that’s perfect for a wireless provider, one that wants to get bigger into content production. Bottom line is sometimes you do have to just believe. I mean, you can be skeptical but in the end maybe you have to trust, if you were on the AOL conference call, you read the release, you read a compelling case, until you got whip-sold by Wall Street research. Fortunately for Armstrong and his fellow shareholders, the sirens were ignored and you’re all the richer for believing and trusting this man who saved AOL from itself.

Important Information

The tender offer for the outstanding common stock of the Company referred to in this communication has not yet commenced. This communication is not an offer to purchase or a solicitation of an offer to sell shares of the Company’s common stock. The solicitation and the offer to purchase shares of the Company’s common stock will only be made pursuant to an offer to purchase and related materials that Verizon and Acquisition Sub intend to file with the Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, Verizon and Acquisition Sub will file a Tender Offer Statement on Schedule TO with the SEC, and soon thereafter the Company will file a Solicitation / Recommendation Statement on Schedule 14D-9 with respect to the tender offer. STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation / Recommendation Statement, will be made available to all holders of shares of Common Stock at no expense to them. The tender offer materials and the Solicitation / Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov.

Forward Looking Statements

This communication may contain forward-looking statements. Words such as “anticipates,” “estimates,” “expects,” “projects,” “forecasts,” “intends,” “plans,” “will,” “believes” and words and terms of similar substance used in connection with any discussion of the proposed transaction identify forward-looking statements. These forward-looking statements are based on management’s current expectations and beliefs about future events. As with any projection or forecast, they are inherently susceptible to uncertainty and changes in circumstances. Except as required by law, we are under no obligation to, and expressly disclaim any obligation to, update or alter any forward-looking statements whether as a result of such changes, new information, subsequent events or otherwise. Various factors could adversely affect our operations, business or financial results in the future and cause our actual results to differ materially from those contained in the forward-looking statements, including those factors discussed in detail in the “Risk Factors” sections contained in our Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC, as well as, among other things: 1) the ability to obtain requisite regulatory approvals required to complete the proposed transaction with Verizon, 2) the satisfaction of the conditions to the consummation of the proposed transaction, 3) the timing of the completion of the proposed transaction and 4) the potential impact of the announcement or consummation of the proposed transaction on our relationships, including with employees, suppliers and customers.